September 19, 2014

Ms. Sonia Gupta Barros, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle REIT Inc.

Registration Statement on Form S-4

Filed: June 13, 2014

File No. 333-196742

Dear Ms. Barros:

We are responding to your letter dated July 11, 2014 in which you provided comment on the Crown Castle REIT Inc. (“Company”) Registration Statement on Form S-4 (“Registration Statement”). Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). We have enclosed for your convenience five (5) clean copies of Amendment No. 1 and five (5) copies of Amendment No. 1 that have been marked to show changes made to the originally filed Registration Statement.

For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the Company’s response.

Staff Comment:

General

1.	As you know, we are reviewing the Form 10-K for Crown Castle International Corp. for the fiscal year ended December 31, 2013, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

Company Response:

The Company confirms that it has amended the Registration Statement, as appropriate, to reflect Crown Castle International Corp.’s responses to the Staff’s comments on its Form 10-K for the fiscal year ended December 31, 2013 (the “2013 10-K”) in the Staff’s letter dated July 8, 2014. The Company further notes that the Staff has indicated that it has completed its review of the 2013 10-K in a letter from Larry Spirgel to Crown Castle International Corp. dated July 29, 2014 and the Company believes it has resolved all comments raised by the Staff on the 2013 10-K.

* * * *

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ Jay A. Brown
Jay A. Brown Senior Vice President, Chief Financial Officer and Treasurer

Cc:	Jerard Gibson
Cc:	Tom Kluck

2